PRESS RELEASE

Sanofi invests €170 million in new vaccine production facility in France

- Expansion at Val de Reuil reinforces the company’s position as a global leader in seasonal flu vaccines -

Paris, France - October 12, 2017 - Sanofi is investing €170 million to expand a vaccine manufacturing site in Val de Reuil, France. The expansion further strengthens Sanofi’s position as one of the world’s leading seasonal flu vaccine providers.

The new facility will allow Sanofi Pasteur, the Vaccines global business unit of Sanofi, to expand supply of VaxigripTetra® to up to 70 countries in six continents. The new quadrivalent influenza vaccine contains two A strains and two B strains of influenza virus, as per World Health Organization recommendation.

“Influenza continues be a major public health problem around the world, causing serious complications, hospitalizations and deaths, mostly for certain high-risk individuals,” said David Loew, Executive Vice President, Sanofi, and Head of Sanofi Pasteur. “As a global leader in flu vaccines, this expansion reinforces Sanofi Pasteur’s ability to tackle this underestimated health challenge.”

“This project brings together the expertise of our people with our leading industrial know-how and illustrates our commitment to manufacturing excellence solutions,” said Philippe Luscan, Executive Vice President, Global Industrial Affairs, Sanofi. “Our investment underlines Sanofi’s intent to strengthen our industrial capacities in France as a major centre of influenza vaccines production for worldwide markets.”

The new Val de Reuil facility will be the only site of its kind in France and Sanofi Pasteur remains the sole influenza vaccine producer in the country.

This investment is one of several major capital expenditures Sanofi has made in recent years to improve and expand its vaccine production capacities across France, the United States and Mexico.

Sanofi plans to complete the expansion by 2021, subject to relevant health authority approvals, and will begin producing vaccines in this new facility in 2022.

About the Val de Reuil Manufacturing Site

The Val de Reuil manufacturing site is among world leaders in influenza vaccine production. It was founded in 1973 in the Normandy Region of France, 100 km northwest of Paris. It covers all the steps involved in manufacturing a vaccine: antigen production, formulation, stages of pharmaceutical preparation (filling, inspection and packaging) and quality control. The site also includes Sanofi Pasteur’s global vaccine distribution center and ships around 900 million vaccine doses worldwide each year.

About VaxigripTetra®

VaxigripTetra® is a four-strain influenza vaccine, containing two A strains (A/H1N1 and A/H3N2) and two B strains (B/Victoria and B/Yamagata) of influenza virus, as per WHO recommendation. VaxigripTetra® is indicated for adults and children from 3 years and older. It is a recent addition to Sanofi Pasteur portfolio of influenza vaccines. Vaxigrip Tetra® is already available in 20 European markets and additional launches around the world are planned in the years ahead.

About Influenza

Seasonal influenza or “Flu” is an acute viral infection caused by influenza viruses, spreading easily from person to person and circulating year-round worldwide. Seasonal influenza is characterized by a sudden onset of fever, cough (usually dry), headache, muscle and joint pain, severe malaise (feeling unwell), sore throat and a runny nose. The cough can be severe and can last 2 or more weeks. Most people recover from fever and other symptoms within a week without requiring medical attention. But influenza can cause severe illness or death especially in people at high risk. The highest risk of complications occur among pregnant women, children aged 6-59 months, the elderly, individuals with specific chronic medical conditions such as diabetes, HIV/AIDS, asthma, and chronic heart or lung diseases.1

According to the World Health Organization’s (WHO) estimates, the influenza annual global attack rates are estimated at 5-10% in adults and 20–30% in children2. Worldwide, annual influenza epidemics result in three to five million cases of severe illness, and 250,000 to 500,000 deaths3.

About Sanofi Pasteur

Sanofi Pasteur produces 200 million doses of vaccines against seasonal influenza each year on its four sites: Swiftwater (Pennsylvania, United States), Val de Reuil (France), Ocoyoacac (Mexico City, Mexico) and Shenzhen (China). Sanofi Pasteur’s seasonal influenza vaccines are licensed and distributed in more than 150 countries. More than 3.5 billion doses of Sanofi Pasteur seasonal influenza vaccines have been distributed worldwide over the past 60 years.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

1	WHO fact sheet dated Nov. 2016 - http://www.who.int/mediacentre/factsheets/fs211/en/
2	WHO. Weekly epidemiological record - Vaccines against influenza WHO position paper, 87, No. 47 p461–476. November 23, 2012. Available at: http://www.who.int/wer/2012/wer8747/en/
3	WHO Influenza Factsheet: Influenza (Seasonal). http://www.who.int/mediacentre/factsheets/fs211/en/

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com